02052090

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company
(Translation of registrant's name in English)

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Telesp Celular
Uma empresa do grupo
Portugal Telecom

FOR IMMEDIATE RELEASE

Contact: Edson Alves Menini
Telesp Celular S.A.
(55 11) 3059-7531

TELESP CELULAR PARTICIPAÇÕES – CAPITAL INCREASE BY PRIVATE SUBSCRIPTION OF SHARES

São Paulo, Brazil – September 3, 2002 - Telesp Celular Participações S.A ("TCP"), (NYSE: TCP; BOVESPA: TSPP3 (Common), TSPP4 (Preferred)), the Brazilian holding company that owns 100% of Telesp Celular S.A., the leading mobile operator in the state of São Paulo in Brazil, and an 83% indirect economic interest in Global Telecom S.A., a B-band mobile operator in the Brazilian states of Santa Catarina and Paraná, announces today (1) the number of common shares (ON) and preferred shares (PN), unsubscribed during TCP's rights offering, that were subscribed for at an average price of R$3.50 and R$3.9207 per thousand shares, respectively, in the Brazilian market during the public auction held on September 2, 2002 at the São Paulo Stock Exchange (BOVESPA) and (2) the total number of shares subscribed in the rights offering and the public auction.

Public Auction – Shares Subscribed – Brazilian Market						
	Common Shares	(%)(1)	Preferred Shares	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	342,504	0.0001	-	-	342,504	0.0001
Other Shareholders	-	-	7,978,644,982	1.72	7,978,644,982	1.12
Total	342,504	0.0001	7,978,644,982	1.72	7,978,987,486	1.12

Total Shares Subscribed (Initial Subscription Period, First and Second Reoffering Rounds and Public Auction)						
	Common Shares	(%)(1)	Preferred Shares (including preferred shares underlying ADSs)	(%)(2)	TOTAL	(%)(3)
Portugal Telecom	247,223,858,841	99.19	326,830,614,443	70.41	574,054,473,284	80.47
Other Shareholders	2,021,009,418	0.81	137,341,097,358	29.59	139,362,106,776	19.53
Total	249,244,868,259	100.00	464,171,711,801	100.00	713,416,580,060	100.00

The Company also announces that on September 6, 2002 a special meeting of the Board of Directors will take place to vote for the ratification of the capital increase.

If the capital increase is ratified by the Board of Directors, TCP's shareholder structure will be as follows:

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

Telesp Celular
Uma empresa do grupo Portugal Telecom

Shareholder Structure after Capital Increase						
	Common Shares	**%**	Preferred Shares (including preferred shares underlying ADSs)	**%**	**Total**	**%**
Controlling Shareholders	**383,442,360,953**	**93.66**	**379,615,544,873**	**49.79**	**763,057,905,826**	**65.12**
Portelcom Participações S/A	92,112,338,122	22.50	719,908	0.00	92,113,058,030	7.86
Portugal Telecom SGPS, S.A.	291,330,022,831	71.16	379,614,824,965	49.79	670,944,847,796	57.26
Other Shareholders	**25,941,503,583**	**6.34**	**382,784,943,100**	**50.21**	**408,726,446,683**	**34.88**
TOTAL	**409,383,864,536**	**100.00**	**762,400,487,973**	**100.00**	**1,171,784,352,509**	**100.00**

# # #

This information is also available at http://www.telespcelular.com.br

Contacts

Maria Paula Canais – Investor Relations Officer
pacanais@telespcelular.com.br
(55 11) 3059-7081

Edson Alves Menini – Investor Relations Adviser
emenini@telespcelular.com.br
(55 11) 3059-7531

Fabíola Michalski
fmichalski@telespcelular.com.br
(55 11) 3059-7975

Cláudio Wenzel Lagos
Clagos@telespcelular.com.br
(55 11) 3059-7480

(1) Percentage of common shares offered
(2) Percentage of preferred shares offered
(3) Percentage of total shares offered

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP CELULAR PARTICIPAÇÕES S.A.

Date: 9/3/02

By: ______________________

Name: Maria Paula Canais
Title: Investor Relations Director